# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FONAR CORP, CIK 0000355019
CUSIP: 344437108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 110 MARCUS DR, MELVILLE, New York (NY), 11747
Date of event which requires filing of this statement: 12/23/2025
Filed by CIK 0001949366
Persons authorized to receive notices and communications: Dennis C. O'Rourke, Esq., 400 Garden City Plaza, Garden City, New York (NY), 11530, 516-873-2000

## Reporting persons
- FONAR, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), bank loan (BK), working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FONAR Acquisition Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bill Benham: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Breezy Mgmt., LLC: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Diamond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,491; shared voting power 0; sole dispositive power 3,491; shared dispositive power 0; aggregate amount beneficially owned 3,491 (0.06% of the class)
- Brianna Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,209; shared voting power 0; sole dispositive power 2,209; shared dispositive power 0; aggregate amount beneficially owned 2,209 (0.04% of the class)
- Carl Erickson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carol Naglieri: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,250; shared voting power 0; sole dispositive power 1,250; shared dispositive power 0; aggregate amount beneficially owned 1,250 (0.02% of the class)
- Charles Green: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,883; shared voting power 0; sole dispositive power 1,883; shared dispositive power 0; aggregate amount beneficially owned 1,883 (0.03% of the class)
- Cindy Hargrave: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Cynthia B. Hrubes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 911; shared voting power 0; sole dispositive power 911; shared dispositive power 0; aggregate amount beneficially owned 911 (0.01% of the class)
- Daniel Culver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,983; shared voting power 0; sole dispositive power 3,983; shared dispositive power 0; aggregate amount beneficially owned 3,983 (0.07% of the class)
- Dominick Nuzzo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- G5 Associates LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gaetano Sabatino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George Krooss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gregory Heinemann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 570; shared voting power 0; sole dispositive power 570; shared dispositive power 0; aggregate amount beneficially owned 570 (0.01% of the class)
- Harold Tice: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Helen Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hershowitz Limited Partnership: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HNA Management, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 258; shared voting power 0; sole dispositive power 258; shared dispositive power 0; aggregate amount beneficially owned 258 (0.04% of the class)
- James Joseph Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Persoons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Janice Veroline: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 10,197; shared voting power 0; sole dispositive power 10,197; shared dispositive power 0; aggregate amount beneficially owned 10,197 (0.17% of the class)
- Jay Butterman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jevan Damadian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 78,853; shared voting power 0; sole dispositive power 78,853; shared dispositive power 0; aggregate amount beneficially owned 78,853 (1.26% of the class)
- John Dettori: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose Pizarro: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Justin Caico: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Karen Diethelm: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kristin Randazzo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kurt William Reimann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0.04% of the class)
- Louis Corredeno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 600; shared voting power 0; sole dispositive power 600; shared dispositive power 0; aggregate amount beneficially owned 600 (0.01% of the class)
- Luciano B. Bonanni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 54,253; shared voting power 0; sole dispositive power 54,253; shared dispositive power 0; aggregate amount beneficially owned 54,253 (0.88% of the class)
- Mark Decker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Megan Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,426; shared voting power 0; sole dispositive power 4,426; shared dispositive power 0; aggregate amount beneficially owned 4,426 (0.08% of the class)
- Michael Carlin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mike Christie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peggy Anne McCann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 67; shared voting power 0; sole dispositive power 67; shared dispositive power 0; aggregate amount beneficially owned 67 (0.01% of the class)
- Richard Alan Feigenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rob Viel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Bernstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert W. Heinemann Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Roe Vella Brown: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ronald Merhige: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ronald G. Lehman II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,330; shared voting power 0; sole dispositive power 4,330; shared dispositive power 0; aggregate amount beneficially owned 4,330 (0.07% of the class)
- Ronald Wagner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0.01% of the class)
- RYJOKA, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ryan Flanagan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,425; shared voting power 0; sole dispositive power 4,425; shared dispositive power 0; aggregate amount beneficially owned 4,425 (0.08% of the class)
- Sid Prakash: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sophimage LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Gemma: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Timothy Raymond Damadian (CIK 0001949366): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 121,958; shared voting power 0; sole dispositive power 121,958; shared dispositive power 0; aggregate amount beneficially owned 121,958 (1.95% of the class)
- Tresina O'Rawe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Vincent Orrico: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Wendy Heinemann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 800; shared voting power 0; sole dispositive power 800; shared dispositive power 0; aggregate amount beneficially owned 800 (0.02% of the class)
- Xavier Patrick Rodrigo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 37,196; shared voting power 0; sole dispositive power 37,196; shared dispositive power 0; aggregate amount beneficially owned 37,196 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: FONAR CORP
Address of issuer's principal executive offices: 110 MARCUS DR, MELVILLE, New York (NY), 11747
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D jointly filed with the U.S. Securities and Exchange Commission (the "Commission") on July 11, 2025 (the "Initial Schedule 13D") on behalf of: Timothy Raymond Damadian ("T. Damadian"), Luciano Benedetto Bonanni ("Bonanni"), Ronald George Lehman II ("Lehman"), Richard Alan Feigenbaum ("Feigenbaum"), Xavier Patrick Rodrigo ("Rodrigo"), Jevan Damadian ("J. Damadian"), James Joseph Flanagan ("J. Flanagan"), Kurt William Reimann ("K. Reimann"), Janice Veroline ("Veroline"), and James Persoons ("J. Persoons"), and Amendment No. 1 filed with the Commission on July 17, 2025 ("Amendment No. 1"), all with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of FONAR Corporation, a Delaware corporation (the "Issuer"). The foregoing natural persons on whose behalf the Initial Schedule 13D and Amendment No. 1 were jointly filed are hereinafter sometimes referred to, collectively, as "Initial Reporting Persons" and, individually, as an "Initial Reporting Person." The Initial Schedule 13D as supplemented and amended by Amendment No. 1 are collectively referred to in this Amendment No. 2 as the "Group Schedule 13D."

Except as specifically set forth in this Amendment No. 2, there are no changes or supplements to the information set forth in the Group Schedule 13D. Since the filing of Amendment No. 1, none of the Initial Reporting Persons have acquired or disposed of any securities of the Issuer, including shares of Common Stock. As noted in this Amendment No. 2, since the filing of Amendment No. 1, a number of individuals and entities (each, an "Additional Reporting Person" and, collectively, the "Additional Reporting Persons") have agreed to participate with the Initial Reporting Persons in the transactions previously described in the Group Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2.a of the Group Schedule 13D is hereby amended and restated to read in its entirety as follows:
a) This Schedule 13D is being jointly filed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of:
1. FONAR, LLC
2. FONAR Acquisition Sub, Inc.
3. Bill Benham ("Benham")
4. Breezy Mgmt., LLC ("Breezy")
5. Robert Diamond ("Diamond")
6. Brianna Damadian ("B. Damadian")
7. Carl Erickson ("Erickson")
8. Carol Naglieri ("Naglieri")
9. Charles Green ("Green")
10. Cindy Hargrave ("Hargrave")
11. Cynthia R. Hrubes ("Hrubes")
12. Daniel Culver ("Culver")
13. Dominick Nuzzo ("Nuzzo")
14. G5 Associates, LLC ("G5")
15. Gaetano Sabatino ("Sabatino")
16. George Krooss ("Krooss")
17. Gregory Heinemann ("G. Heinemann")
18. Harold Tice ("Tice")
19. Helen Damadian ("H. Damadian")
20. Hershowitz Limited Partnership ("Hershowitz")
21. HNA Management, LLC ("HNA")
22. James Joseph Flanagan ("Flanagan")
23. James Persoons ("J. Persoons")
24. Janice Veroline ("Veroline")
25. Jay Butterman ("Butterman")
26. Jevan Damadian ("J. Damadian")
27. John Dettori ("Dettori")
28. Jose Pizarro ("Pizarro")
29. Justin Caico ("Caico")
30. Karen Diethelm ("Diethelm")
31. Kristin Randazzo ("Randazzo")
32. Kurt William Reimann ("K. Reimann")
33. Louis Corradeno ("Corradeno")
34. Luciano Benedetto Bonanni ("Bonanni")
35. Mark Decker ("Decker")
36. Megan Flanagan ("M. Flanagan")
37. Michael Carlin ("Carlin")
38. Mike Christie ("Christie")
39. Peggy Anne McCann ("McCann")
40. Richard Alan Feigenbaum ("Feigenbaum")
41. Rob Viel ("Viel")
42. Robert Bernstein ("Bernstein")
43. Robert W. Heinemann, Jr. ("R. Heinemann")
44. Roe Vella Brown ("Vella Brown")
45. Ron Merhige ("Merhige")
46. Ronald George Lehman II ("Lehman")
47. Ronald Wagner ("Wagner")
48. RYJOKA Holdings, LLC ("RYJOKA")
49. Ryan Flanagan ("R. Flanagan")
50. Sid Prakash ("Prakash")
51. Sophimage, LLC ("Sophimage")
52. Thomas Gemma ("Gemma")
53. Timothy Raymond Damadian ("T. Damadian")
54. Tresina O'Rawe ("O'Rawe")
55. Vincent Orrico ("Orrico")
56. Wendy Heinemann ("W. Heinemann")
57. Xavier Patrick Rodrigo ("Rodrigo")

The foregoing persons, constituting all of the Initial Reporting Persons and Additional Reporting Persons, are hereinafter sometimes referred to, collectively, as "Reporting Persons" and, individually, as a "Reporting Person."
Residence or business address:
Item 2.b of the Group Schedule 13D is hereby amended and restated to read in its entirety as follows:
With respect to each of Bonanni, Butterman, Caico, Christie, Corradeno, Culver, Dettori, Erickson, Flanagan, Feigenbaum, Gemma, G. Heinemann, Green, Hargrave, Hrubes, J. Persoons, J. Damadian, Krooss, McCann, Naglieri, Nuzzo, O'Rawe, Orrico, Randazzo, Rodrigo, Reimann, Sabatino, T. Damadian, Veroline, and Viel, each of whom is an employee of or service provider to the Issuer or Health Management Corporation of America, LLC, a majority-controlled subsidiary of the Issuer ("HMCA") , the address of such person's principal office and principal place of business is that of the Issuer, 110 Marcus Drive, Melville, New York 11747.

With respect to Lehman, the address of his principal office and principal place of business is c/o Sandy Hill Inc., 64 Birch Hill Rd, Locust Valley, New York 11560.

With respect to each other Reporting Person, the address of such Reporting Person's principal office and principal place of business is as set forth in Item 2.c, which information is incorporated herein by reference.
Present principal occupation or employment:
Item 2.c of the Group Schedule 13D is hereby supplemented by the following:
B. Damadian, an adult daughter of T. Damadian and H. Damadian, is a Radiologist employed by Stand-Up MRI of Manhattan P.C., an entity for which HMCA provides its services and which has its offices located at 305 East 55 Street, Suite 102, New York, NY 10022.
Breezy Mgmt., LLC. is a New York limited liability company whose Managing Member is Julia Eckert. Ms. Eckert is the Director of Operations of HMCA.
Breezy Mgmt., LLC has its principal offices located c/o Julie Eckert, 110 Marcus Drive, Melville, NY 11747-4292
R. Heinemann is the Chief Financial Officer of the Procida Construction Corp., a group of affiliated entities with principal offices at 456 East 173 Street, Bronx, NY 10457.
Benham is retired and, accordingly, has no principal place of business.
Bernstein is a Partner with the law firm Baker, Greenspan & Bernstein, Esqs., having its principal offices located at 2099 Bellmore Avenue, Bellmore, NY 11710.
Butterman is the Senior Vice President of the Issuer.
Caico is the Regional Sales Director of HMCA.
Carlin is a self-employed Radiologist performing services for various entities, including Comprehensive of MRI of New York, P.C., an entity that conducts business with HMCA, with principal offices located at 85 Secor Road, Scarsdale, NY 10583.
Christie is a Technology Consultant with HMCA.
Corradeno is an Engineering Consultant of the Issuer.
Culver is the Director of Communication of the Issuer.
Decker is a Radiologist employed by Comprehensive MRI of New York, P.C., an entity which conducts business with HMCA, with principal offices located at 9 Sage Brush Court, East Setauket, NY 11733.
Dettori is the Vice President of Manufacturing and Facilities of the Issuer.
Diamond is a Radiologist and owner of Comprehensive MRI of New York, P.C., an entity that, directly or through its subsidiaries and affiliated entities, conducts business with HMCA, with principal offices located at c/o Stand Up MRI of Melville, P.C., 110 Marcus Drive, Melville, NY 11747-4292.
Diethelm is retired and, accordingly, has no principal place of business. Diethelm is the sister of J. Persoons and Nancy Persoons.
Erickson is the Regional Director of HMCA.
G5 Associates, LLC is a New York limited liability company in which Steven Gentile is the Manager. Mr. Gentile is the President of L.I. Adventureland, Inc. G5 Associates LLC has its principal offices located at 2245 Broadhollow Road, Farmingdale, NY 11735.
G. Heinemann is a Director of Billing and Collections of HMCA.
Gemma is a Regional Manager of HMCA.
Green is a Research and Design Engineer of the Issuer.
H. Damadian, the wife of T. Damadian and mother of B. Damadian, is not currently employed. Accordingly, she has no principal place of business.
Hargrave is a Director of Billing & Collections of HMCA.
Hershowitz Limited Partnership is a New York limited partnership whose General Partner is Dr. Stephen Hershowitz. Dr. Hershowitz is a licensed Radiologist performing services at Stand Up MRI of Deer Park, P.C., a professional corporation owned by Dr. Hershowitz and operating an MRI scanning center to which HMCA provides its management and other services.
Hershowitz Limited Partnership has its principal offices located at 1118 Deer Park Road, North Babylon, NY 11703.
HNA Management, LLC, is a Connecticut limited liability company whose Managing Member is Nancy Persoons. Ms. Persoons is Vice President at M.D. Sass, LLC, which has its principal offices located at 88 Bartram Avenue, Bridgeport, CT 06605. Ms. Persoons is the sister of J. Persoons and Diethelm.
Hrubes is the Credentialing Manager of HMCA.
J. Persoons is the Vice President of New York Operations of HMCA.
Krooss is the Vice President of Customer Service of the Issuer.
M. Flanagan is a Claims Specialist, Excess Casualty employed by XL Specialty Insurance Company with principal offices located at Seaview House, 70 Seaview Avenue, Stamford, CT 06902. M. Flanagan is the daughter of J. Flanagan and sister of R. Flanagan.
McCann is a Regional Sales Manager of HMCA.
Merhige is the Principal of RLM Engineering, PLLC with principal offices located at 241 Rushmore Avenue, Carle Place, NY 11514.
Naglieri is a Controller of HMCA Payroll Services, LLC, a wholly-owned subsidiary of HMCA.
Nuzzo is a regional sales Regional Sales Manager of HMCA.
Orrico is a Regional Sales Manager of HMCA.
Pizarro is the Chief Executive Officer of Premier Diagnostic Imaging, LLC with principal offices located at 1653 Prospect Street, Sarasota, FL 34239.
Prakash is a Diagnostic Radiologist performing services at various entities with principal offices located at 217 West 19th Street, New York, NY 10011.
R. Flanagan is a Supply Chain Management Analyst at The Boeing Company with principal offices located at 2711 Centerville Road, Suite 400, Wilmington, DE 19808. R. Flanagan is the son of James Flanagan and brother of M. Flanagan.
Randazzo is an in-house accountant at HMCA.
RYJOKA Holdings, LLC is a Delaware limited liability company for which Joe Davi serves as its Managing Member. Mr. Davi is the Chief Executive Officer of Med-Metrix, LLC, which has its principal offices located at 9 Entin Road, Parsippany, NJ 07054.
Sabatino is the Chief Information Officer of HMCA.
Sophimage, LLC is a New York limited liability company in which Bill O'Reilly serves as its Managing Member. Mr. O'Reilly is a Senior Vice President at Marsh USA Inc. Mr. O'Reilly is employed at March USA Inc.'s offices located at 5 Canterbury Drive Northport, NY 11768.
Tice is a Radiologist performing services for Comprehensive MRI of New York P.C. and its subsidiaries and affiliates, with a principal place of business at c/o Stand Up MRI of Melville, P.C., 110 Marcus Drive, Melville, NY 1177-4292.
Vella Brown is a Senior Vice President of President of Med-Metrix, LLC with principal offices located at 9 Entin Road, Parsippany, NJ 07054.
Viel is a Regional Director of HMCA.
W. Heinemann is a Regional Vice President of Med-Metrix, LLC, with principal offices located at 9 Entin Road, Parsippany, NJ 07054.
Wagner is a Radiologist and owner of Stand-Up MRI of Manhattan P.C., an entity which conducts business with the Issuer and has offices located at 305 East 55 Street, Suite 102, New York, NY 10022.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Group Schedule 13D is hereby supplemented by the following:
Each of the following Additional Reporting Persons acquired the number of shares of Common Stock listed opposite their respective names more than 60 days prior to the date of the filing of Amendment No. 2 pursuant to a bonus share grant made under the Issuer's Stock Bonus Plan and related to such Additional Reporting Person's employment by, or service provider status with, the Issuer or a wholly-owned or majority controlled subsidiary of the Issuer:
* Corradeno acquired 600 shares
* Culver acquired 3,983 shares
* G. Heinemann acquired 570 shares
* Green acquired 1,883 shares
* HNA acquired 258 shares (1)
* Hrubes acquired 911 shares
* McCann acquired 67 shares
* Naglieri acquired 1,250 shares

Each of the following Additional Reporting Persons purchased the number of shares of Common Stock listed opposite their respective names more than 60 days prior to the date of the filing of Amendment No. 2, in each incidence utilizing personal funds, in the case of a natural person, or working capital, in the case of a non-natural person Additional Reporting Person:

* B. Damadian acquired 2,209 shares
* Corradeno acquired 600 shares +
* Culver acquired 3,983 shares +
* Diamond acquired 3,491 shares
* G. Heinemann acquired 570 shares +
* Green acquired 1,883 shares +
* HNA acquired 258 shares (1)
* Hrubes acquired 911 shares +
* M. Flanagan acquired 4,426 shares (2)
* McCann acquired 67 shares +
* Naglieri acquired 1,250 shares +
* R. Flanagan acquired 4,425 shares
* W. Heinemann acquired 800 shares
* Wagner acquired 100 shares

(1) The shares held by HNA were acquired by Nancy Persoons, the Managing Member of HNA, in connection with the Issuer's acquisition of an entity operating an MRI center in which she held an equity interest and subsequently contributed by Ms. Persoons to HNA.

(2) The respective shares of Common Stock held by M. Flanagan and R. Flanagan were acquired by them as gifts from their father J. Flanagan.

+ Includes shares that the Additional Reporting Persons acquired under the Issuer's Stock Bonus Plan and reflected in the immediately preceding table.

## Item 4. Purpose of Transaction
Purpose of transaction: See the Exhibit 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Group Schedule 13D is hereby supplemented by the following:
Cover pages, in addition to those previously contained in the Group Schedule 13D, have been inserted into the Group Schedule 13D by the filing of this Amendment No. 2. Items 11 and 13 of the cover pages to this Amendment No. 2 provide the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, which cover pages are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Group Schedule 13D is hereby supplemented by the following:
Cover pages, in addition to those previously contained in the Group Schedule 13D, have been inserted into the Group Schedule 13D by the filing of this Amendment No. 2. Items 7 through 10 of the cover pages to this Amendment No. 2 provide the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition, which such cover pages are incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in Common Stock during the past 60 days prior to the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Group Schedule 13D is hereby supplemented by the following:
See Item 4 to this Amendment No. 2 for further information regarding the Merger Agreement, Voting Agreements, and Financing, which information is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Group Schedule 13D is hereby supplemented by the following:
Exhibit 4 - Description of Item 4.
Exhibit 5 - Merger Agreement, dated as of December 23, 2025, among Acquisition Group, Merger Co, and the Issuer.
Exhibit 6 - Bank Commitment Letter, dated as of December 23, 2025 [AS REDACTED] +
Exhibit 7 - Form of Debt Commitment Agreements.
Exhibit 8 - Form of Equity Commitment Agreements.
Exhibit 9 - Form of Voting Agreements.

+ Certain bank proprietary information has been redacted from this Exhibit, as indicated by "[XXX]" in the Exhibit. The Reporting Persons will furnish any omitted information redacted upon an appropriated request of the SEC.

## Signatures
- FONAR, LLC: /s/ Timothy Damadian, Timothy Damadian/Manager (12/23/2025)
- FONAR Acquisition Sub, Inc.: /s/ Timothy Damadian, Timothy Damadian/President (12/23/2025)
- Bill Benham: /s/Bill Benham, Bill Benham (12/23/2025)
- Breezy Mgmt., LLC: /s/ Julie Eckert, Julie Eckert/Managing Member (12/23/2025)
- Robert Diamond: /s/ Robert Diamond, Robert Diamond (12/23/2025)
- Brianna Damadian: /s/ Brianna Damadian, Brianna Damadian (12/23/2025)
- Carl Erickson: /s/ Carl Erickson, Carl Erickson (12/23/2025)
- Carol Naglieri: /s/ Carol Naglieri, Carol Naglieri (12/23/2025)
- Charles Green: /s/ Charles Green, Charles Green (12/23/2025)
- Cindy Hargrave: /s/ Cindy Hargrave, Cindy Hargrave (12/23/2025)
- Cynthia B. Hrubes: /s/ Cynthia B. Hrubes, Cynthia B. Hrubes (12/23/2025)
- Daniel Culver: /s/ Daniel Culver, Daniel Culver (12/23/2025)
- Dominick Nuzzo: /s/ Dominick Nuzzo, Dominick Nuzzo (12/23/2025)
- G5 Associates LLC: /s/ Steven Gentile, Steven Gentile/Manager (12/23/2025)
- Gaetano Sabatino: /s/ Gaetano Sabatino, Gaetano Sabatino (12/23/2025)
- George Krooss: /s/ George Krooss, George Krooss (12/23/2025)
- Gregory Heinemann: /s/ Gregory Heinemann, Gregory Heinemann (12/23/2025)
- Harold Tice: /s/ Harold Tice, Harold Tice (12/23/2025)
- Helen Damadian: /s/ Helen Damadian, Helen Damadian (12/23/2025)
- Hershowitz Limited Partnership: /s/ Stephen Hershowitz, Stephen Hershowitz/General Partner (12/23/2025)
- HNA Management, LLC: /s/ Nancy Persoons, Nancy Persoons/Managing Member (12/23/2025)
- James Joseph Flanagan: /s/ James Joseph Flanagan, James Joseph Flanagan (12/23/2025)
- James Persoons: /s/ James Persoons, James Persoons (12/23/2025)
- Janice Veroline: /s/ Janice Veroline, Janice Veroline (12/23/2025)
- Jay Butterman: /s/ Jay Butterman, Jay Butterman (12/23/2025)
- Jevan Damadian: /s/ Jevan Damadian, Jevan Damadian (12/23/2025)
- John Dettori: /s/ John Dettori, John Dettori (12/23/2025)
- Jose Pizarro: /s/ Jose Pizarro, Jose Pizarro (12/23/2025)
- Justin Caico: /s/ Justin Caico, Justin Caico (12/23/2025)
- Karen Diethelm: /s/ Karen Diethelm, Karen Diethelm (12/23/2025)
- Kristin Randazzo: /s/ Kristin Randazzo, Kristin Randazzo (12/23/2025)
- Kurt William Reimann: /s/ Kurt William Reimann, Kurt William Reimann (12/23/2025)
- Louis Corredeno: /s/ Louis Corredeno, Louis Corredeno (12/23/2025)
- Luciano B. Bonanni: /s/ Luciano B. Bonanni, Luciano B. Bonanni (12/23/2025)
- Mark Decker: /s/ Mark Decker, Mark Decker (12/23/2025)
- Megan Flanagan: /s/ Megan Flanagan, Megan Flanagan (12/23/2025)
- Michael Carlin: /s/ Michael Carlin, Michael Carlin (12/23/2025)
- Mike Christie: /s/ Mike Christie, Mike Christie (12/23/2025)
- Peggy Anne McCann: /s/ Peggy Anne McCann, Peggy Anne McCann (12/23/2025)
- Richard Alan Feigenbaum: /s/ Richard Alan Feigenbaum, Richard Alan Feigenbaum (12/23/2025)
- Rob Viel: /s/ Rob Viel, Rob Viel (12/23/2025)
- Robert Bernstein: /s/ Robert Bernstein, Robert Bernstein (12/23/2025)
- Robert W. Heinemann Jr.: /s/ Robert W. Heinemann Jr., Robert W. Heinemann Jr. (12/23/2025)
- Roe Vella Brown: /s/ Roe Vella Brown, Roe Vella Brown (12/23/2025)
- Ronald Merhige: /s/ Ronald Merhige, Ronald Merhige (12/23/2025)
- Ronald G. Lehman II: /s/ Ronald G. Lehman II, Ronald G. Lehman II (12/23/2025)
- Ronald Wagner: /s/ Robert Wagner, Robert Wagner (12/23/2025)
- RYJOKA, LLC: /s/ Joe Davi, Joe Davi/Managing Member (12/23/2025)
- Ryan Flanagan: /s/ Ryan Flanagan, Ryan Flanagan (12/23/2025)
- Sid Prakash: /s/ Sid Prakash, Sid Prakash/Managing Member (12/23/2025)
- Sophimage LLC: /s/ Bill O'Reilly, Bill O'Reilly /Managing Member (12/23/2025)
- Thomas Gemma: /s/ Thomas Gemma, Thomas Gemma (12/23/2025)
- Timothy Raymond Damadian: /s/ Timothy Raymond Damadian, Timothy Raymond Damadian (12/23/2025)
- Tresina O'Rawe: /s/ Tresina O'Rawe, Tresina O'Rawe (12/23/2025)
- Vincent Orrico: /s/ Vincent Orrico, Vincent Orrico (12/23/2025)
- Wendy Heinemann: /s/ Wendy Heinemann, Wendy Heinemann (12/23/2025)
- Xavier Patrick Rodrigo: /s/ Xavier Patrick Rodrigo, Xavier Patrick Rodrigo (12/23/2025)